EXHIBIT 99.1

CorpBanca Announces Conference Call and

First Quarter 2010 Financial Results

Santiago, Chile, May 28, 2010 - You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call on Tuesday, June 1st, 2010 to discuss the First Quarter 2010 Results and respond to investor questions.

Time:	10:30 am (Santiago, Chile)
10:30 am EDT (US)
15:30 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: Mr. Sergio Benavente, Chief Financial Officer

You should dial in 10 minutes prior to the commencement of the call.

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Tuesday, June 8th, 2010.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com, Please click on the button “FIRST QUARTER 2010 FINANCIAL RESULTS WEBCAST”, The webcast will also be available on the company’s website at www.corpbanca.cl. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number	U.S.A.: 1866 247 4222	Access Code: 2339939#
Instant Replay Number	OTHER: +44 1452 550 000	Access Code: 2339939#
Instant Replay Number	U.K.: 0800 953 1533	Access Code: 2339939#

About CorpBanca

CorpBanca (NYSE: BCA, Santiago: CORPBANCA), is a Chilean financial institution offering a wide variety of corporate and retail financial products and services.

Contacts:

CorpBanca: John Paul Fischer Investor Relations Santiago, Chile Tel: (562) 660-2141 john.fischer@corpbanca.cl	Capital Link: Nicolas Bornozis President New York, USA Tel: (212) 661-7566 nbornozis@capitallink.com